Exhibit 99.1

SIMPPLE LTD. Receives Nasdaq Notifications Regarding Minimum
Stockholders’ Equity Deficiency and Annual Meeting Deficiency

SINGAPORE, January 17, 2025 – SIMPPLE LTD. (Nasdaq: SPPL) (the “Company” or “SIMPPLE”), an advanced technology solution provider in the emerging property-technology (“PropTech”) space, today announced that it has received letters from the Listing Qualification staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the Company does not meet the minimum stockholders’ equity requirement and annual meeting requirement.

As reported in the Company’s Form 6-K dated December 30, 2024, the Company’s stockholders’ equity of $950,980 for the period ended June 30, 2024, was below the minimum stockholders’ equity of $2,500,000. The minimum stockholders’ equity of $2,500,000 is required for continued listing on Nasdaq as set forth in Nasdaq Listing Rules 5550(b)(1).

The Company also did not hold an annual meeting of shareholders within twelve (12) months of the end of the Company’s fiscal year end, which does not comply with the Listing Rules for continued listing, in particular, Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5629.

The Company has been provided with 45 calendar days, or until March 3, 2025, to submit a plan to regain compliance with the minimum stockholders’ equity standard and annual meeting requirement. If the Company’s plan to regain compliance is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the notification letters to evidence compliance.

The Company is developing a plan with options to increase stockholders’ equity and regain compliance, with the goal of filing the plan with Nasdaq by the stated deadline. The Company will provide further updates on this matter as required.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media queries, please contact:

SIMPPLE LTD.
Investor Relations Department
Email: ir@simpple.ai

Visit the Investor Relation Website: https://www.investor.simpple.ai/

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Tel: (646) 893-5835
Email: info@skylineccg.com